Exhibit 4
Resolution of the Compensation Committee of the Board of Directors of International Flavors & Fragrances Inc.
RESOLVED, that the final and second to final sentence of Section 11 of the Company’s Deferred Compensation Plan, as amended and restated, shall be amended to read as follows:
In the case of shares deliverable in connection with Deferred Stock credited in connection with Dividend Equivalents, or if the Committee authorizes deemed investments in Deferred Stock by participants deferring cash, any shares to be deposited under the Plan in a Trust in connection with such deemed investments in Deferred Stock or otherwise to be delivered in settlement of such Deferred Stock, with respect to deferrals and related events occurring from and after the effectiveness of the Company’s 2010 Stock Award and Incentive Plan, shall be shares drawn from the 2010 Stock Award and Incentive Plan (or any successor to the 2010 Stock Award and Incentive Plan), and for this purpose this Deferred Compensation Plan shall be deemed to be a sub-plan under the 2010 Stock Award and Incentive Plan (or any successor plan thereto). Effective February 2, 2010, 3,550,000 of the 3,585,376 remaining treasury shares reserved and available under this Deferred Compensation Plan that are not committed in respect to existing deferrals or previously delivered under this Plan shall cease to be reserved and available, and shall be released.